UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A-3

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NanoSensors, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

63008X107

(CUSIP Number)

BRUCE MEYERS
c/o Meyers Associates, L.P.
45 Broadway, 2nd Fl.
New York, NY 10006
(212) 742-4200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.I3d-I(e), 240. l3d-I(f) or 240.1 3d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

SCHEDULE 13D/A-3

CUSIP No.   63008X107

1.	Names of Reporting Persons Bruce Meyers I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES	7.	Sole Voting Power 19,500,000
BENEFICIALLY OWNED BY	8.	Shared Voting Power 0
EACH REPORTING	9.	Sole Dispositive Power 19,500,000
PERSON WITH	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A-3

CUSIP No.   63008X107

1.	Names of Reporting Persons Meyers Associates, L.P. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES	7.	Sole Voting Power 0
BENEFICIALLY OWNED BY	8.	Shared Voting Power 3,900,000
EACH REPORTING	9.	Sole Dispositive Power 0
PERSON WITH	10.	Shared Dispositive Power 3,900,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) BD, PN

Introduction

This statement on Schedule 13D/A-3 hereby amends the Schedule 13D filed on January 30, 2006 (the “Original 13D”) by Mr. Bruce Meyers and Meyers Associates, L.P., and the Schedule 13D/A-1 filed on July 27, 2006 and Schedule 13D/A-2 filed on October 30, 2006 (the “Amended 13Ds” and together with the Original 13D, the “Prior 13Ds”), filed by Mr. Meyers and Meyers Associates with respect to the beneficial ownership of shares of common stock, par value $.001 per share, of NanoSensors, Inc., a Nevada corporation. The disclosures herein give retroactive effect to the 10:1 forward stock split declared by the Company on January 12, 2006.

Item 1.    Security and Issuer

The class of equity security to which this statement relates is the common stock, par value, $0.001 per share (the “Common Stock”), of NanoSensors, Inc., a Nevada corporation (the “Issuer” or the “Company”). The name and address of the principal executive office of the Issuer is 1800 Wyatt Drive, Suite #2, Santa Clara, CA 95054.

Item 2.    Identity and Background

(a)    Name: This statement on Schedule 13D/A-3 is being filed by Bruce Meyers (the “Reporting Person”). This Statement is also being filed by the Reporting Person on behalf of Meyers Associates, L.P. (“Meyers Associates”), of which entity the Reporting Person is president and holds voting and investment control.

(b)    Residence or business address: The business address of the Reporting Person and Meyers Associates is 45 Broadway, 2nd Floor, New York, New York, 10006.

(c)    The present principal occupation and the name, principal place of business, and address of any corporation or other organization in which such employment is conducted by Reporting Person is President of Meyers Associates, L.P., located at 45 Broadway, 2nd Floor, New York, New York, 10006.

(d)    During the last five years, the Reporting Person has not been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors.

(e)    During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States. Meyers Associates is a limited partnership organized under the laws of the State of New York.

Item 3.    Source and Amount of Funds or Other Consideration

The Reporting Person and Meyers Associates acquired the securities reported in the Prior 13Ds as described therein. On December 27, 2006, Meyers Associates was issued an additional 14,300,000 Unit Purchase Warrants in connection with the release of $715,000 of additional gross proceeds to the Issuer in connection with the Private Placement. These Unit Purchase Warrants are exercisable into 14,300,000 shares of Common Stock and warrants to purchase an additional 14,300,000 shares of Common Stock and were issued in connection with the Private Placement. The Unit Purchase Warrants are subject to a non-exercise agreement entered into by the Reporting Person and Meyers Associates as of July 21, 2006. Pursuant to this agreement, the Reporting Person and Meyers Associates cannot exercise the Unit Purchase Warrants during the period commencing on the date of the agreement and until the first to occur of (i) six months from the effective date of the registration statement contemplated by the Private Placement in which Meyers Associates was issued the Unit Purchase Warrants or (ii) one year from the effective date of the agreement. The registration statement was declared effective by the Securities and Exchange Commission on December 19, 2006. Accordingly, this non-exercise agreement will expire on June 19, 2006. Accordingly, the Unit Purchase Warrants have not been included in the Reporting Persons’ beneficial ownership reported on this Schedule 13D/A-3 pursuant to the rules for determining beneficial ownership promulgated by the Securities and Exchange Commission.

As of October 15, 2006, the Reporting Person transferred ownership of an aggregate of 750,000 shares of the Issuer’s Common Stock to an unaffiliated third party in a private transaction. Subsequently, on November 15, 2006, the Reporting Person transferred ownership of an aggregate of 2,000,000 shares of the Issuer’s Common Stock to an unaffiliated third party in a private transaction. On March 6, 2007, the Reporting Person transferred ownership of an additional 1,250,000 shares of the Issuer’s common stock to an unaffiliated third party. The Reporting Person therefore disclaims beneficial ownership of all shares transferred in the aforementioned transactions.

Item 4.    Purpose of Transaction

The Reporting Person and Meyers Associates holds their shares of Common Stock and securities convertible into shares of Common Stock, including the additional securities described in Item 3 of this Schedule 13D/A-3, for general investment purposes.

The Reporting Person and Meyers Associates or their affiliates, may from time to time acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with their investment purposes or may acquire additional securities of the Issuer through private transactions, which securities may be convertible into additional shares of Common Stock. Additionally, the Reporting Person and Meyers Associates may from time to time sell their shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with their investment purpose. However, the Reporting Person and Meyers Associates do not currently have plans or proposals which relate to, or would result in:

(a)    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)    a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    any material change in the present capitalization or dividend policy of the Issuer;

(f)    any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)    changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j)    any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

(a)-(b) As a result of the Reporting Person and Meyers Associates’ transactions described in Item 3 of this Schedule 13D/A-3, the Reporting Person and Meyers Associates may be deemed to be the beneficial owner of an aggregate of 19,500,000 shares of Common Stock. Such number of shares of Common Stock constitutes approximately 4.8% of the issued and outstanding shares of Issuer’s Common Stock based on the number of shares of Issuer’s Common Stock outstanding as of February 13, 2007. The Reporting Person and Meyers Associates have the sole power to vote, direct the vote, dispose and direct the disposition of all such shares of Common Stock of the Issuer.

The Reporting Person and Meyers Associates currently beneficially own the securities of the Issuer, including the securities described in Item 3 of this Schedule 13D/A-3 as follows: (i) 15,350,000 shares of Common Stock held in the name of the Reporting Person, (ii) 250,000 shares of Common Stock held in the name of the Reporting Person’s spouse and (iii) 3,900,000 shares of Common Stock held in the name of Meyers Associates. As previously reported in the Prior 13Ds and in response to Item 3 of this Schedule 13D/A-3, 3,600,000 Unit Purchase Options and an aggregate of 18,300,000 Unit Purchase Warrants held in the name of Meyers Associates are subject to a non-exercise agreement and are not deemed to be beneficially owned by the Report Person or Meyers Associates.

(c) Except as described in Item 3 and Item 5(a), the Reporting Person and Meyers Associates have not effected any transactions in the Issuer’s Common Stock during the past sixty days.

(d) To the knowledge of the Reporting Person and Meyers Associates, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Person and Meyers Associates reported on herein.

(e) After giving effect to the transactions described in Item 3 of this Schedule 13D/A-3, the Reporting Person and Meyers Associates no longer beneficially own in excess of 5.0% of the Issuer’s Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No changes.

Item 7.    Material to Be Filed as Exhibits

No changes.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2007	Date: March 12, 2007

/s/ Bruce Meyers	/s/ Bruce Meyers
Signature	Signature

Bruce Meyers Name	Meyers Associates, LP Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purposed which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)